 Exhibit 99.1

FF: TSX
FFMGF: OTCQX
FMG: FRANKFURT
FIRST MINING APPOINTS CHIEF EXECUTIVE OFFICER

December 20, 2018

VANCOUVER, BC, CANADA – First Mining Gold Corp. (“First Mining” or the “Company”) is pleased to announce that Daniel Wilton has been appointed as the Company’s new Chief Executive Officer (“CEO”), effective as of January 7, 2019. Mr. Wilton replaces Dr. David Shaw, a First Mining director who was appointed as interim CEO in mid-October 2018 until a permanent CEO had been identified. Dr. Shaw will continue to serve as a director of the Company.

Mr. Wilton has over 25 years of experience in M&A, corporate finance and principal investing in the mining sector. Most recently, he was a Partner at Pacific Road Capital Management, a mining-focused private equity investment firm with approximately $800 million under management. While at Pacific Road, Dan became very familiar with a number of the key gold projects in First Mining’s current portfolio, led the investment in Luna Gold Corp. (now Equinox Gold Corp.) and financed the development of the Aurizona gold project through critical pre-feasibility and permitting activities. Prior to joining Pacific Road, Dan’s previous roles included Managing Director and Head of the Global Mining and Metals Group at National Bank Financial Inc., and other corporate finance roles at global institutions based in London, Toronto and New York, where he specialized in providing equity financing and M&A advisory services to single asset mining project developers. Dan holds a B.Comm (First Class Honours) from Queen’s University and an MBA (with Distinction) from INSEAD in France.

Keith Neumeyer, First Mining’s Chairman, stated, “On behalf of everyone at the Company, I would like to welcome Dan to the First Mining team. The Board conducted a comprehensive search for the CEO role, and we believe that in Dan, we have found a CEO who combines extensive M&A and corporate finance experience, analytical and financial skills, as well as managerial and strategic talents. Dan’s proven track record in working with developing mining companies will be invaluable to First Mining as we continue to advance our corporate strategy and move our highly undervalued gold assets forward. I would also like to thank David for stepping in as interim CEO for the past few months while we undertook our search for a permanent CEO.”

Mr. Wilton stated “The team at First Mining has done a tremendous job in assembling a large resource base with quality, undervalued gold projects in mining friendly jurisdictions within eastern Canada. I am delighted to be joining the First Mining team, and I am excited about the opportunity to lead First Mining by continuing to advance our corporate strategy and realizing the value of our projects for our shareholders.”

ABOUT FIRST MINING GOLD CORP.

First Mining Gold Corp. is an emerging development company with a diversified portfolio of gold projects in North America. Having assembled a large resource base of 7 million ounces of gold in the Measured and Indicated categories and 5 million ounces of gold in the Inferred category in mining friendly jurisdictions within eastern Canada, First Mining is now focused on advancing its assets towards production. The Company currently holds a portfolio of 24 mineral assets in Canada, Mexico and the United States.

For further information, please contact Frank Lagiglia, Investor Relations Consultant at 604-639-8824, or visit our website at www.firstmininggold.com.

ON BEHALF OF FIRST MINING GOLD CORP.

“Keith Neumeyer”

Keith Neumeyer
Chairman

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, “plans”, “projects”, "intends”, "estimates”, “envisages”, "potential”, "possible”, “strategy”, “goals”, “objectives”, or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the Company’s focus on advancing its assets towards production; (ii) Dr. Shaw continuing to serve as a director of the Company; (iii) Mr. Wilton’s prior track record being invaluable to the Company; and (iv) realizing the value of the Company’s gold projects for the Company’s shareholders. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors.  Such factors include, without limitation; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company’s Annual Information Form for the year ended December 31, 2017 filed with the Canadian securities regulatory authorities under the Company’s SEDAR profile at www.sedar.com, and in the Company’s Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC”), and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”. Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable. Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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